The National Security Group

Insuring your world.

February 2, 2011

VIA E-MAIL

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Attn: Office of Chief Accountant
Division of Corporate Finance

RE: The National Security Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed: March 26, 2010
CIK No.: 0000865058
File No.: 018649

Ladies and Gentlemen:

This letter requests a waiver or accommodation relating to the financial statements required to be included in the above referenced Annual Report on Form 10-K for the year ended December 31, 2009 (the "2009 Form 10-K") that we filed on March 26, 2010. This request arises from our response to the following comment set forth in the letter addressed to us dated December 15, 2010, from James B. Rosenberg, Senior Assistant Chief Accountant of the Division of Corporate Finance and our discussions with staff members regarding our response to the comment:

Report of Independent Registered Accounting Firm, Page 44

1. The audit report of Warren, Averett, Kimbrough & Marino, LLC references the report of another auditor for the year ended December 31, 2008. Please file this report as reissued by the other auditor as required by Rule 2-05 of Regulation S-X.

Background

By letter dated January 14, 2011, we responded to this comment to advise the staff that:

- Our predecessor auditor, Barfield Murphy Shank & Smith, P.C. ("BMSS"), has refused to reissue its report, dated March 27, 2009 (the "2008 Report"), on our financial statements for the year ended December 31, 2008, because it believes it is no longer independent due to an adverse claim that we have made against BMSS in certain litigation related to a separate entity arising after the original issuance of its 2008 audit report.

P.O. Box 703 • 661 East Davis Street • Elba, Alabama 36323 • 334.897.2273 • Fax: 334.897.5694 • www.nationalsecuritygroup.com

- BMSS was independent at the time it issued its 2008 audit report. BMSS has not withdrawn the opinions expressed in its 2008 audit report with respect to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008.

- The 2009 Form 10-K included the report of Warren Averett Kimbrough & Marino, LLC ("WAKM"), dated March 26, 2010 (the "2009 Report"), with respect to our financial statements for the year ended December 31, 2009. WAKM did not perform an audit on our 2008 financial statements and referenced the prior audit of BMSS in its 2009 audit report. We did not request BMSS to reissue its 2008 audit report as we understand no post-audit procedures were required of BMSS because there were no significant reclassifications or restatements of our 2008 financial statements as presented in our 2009 Form 10-K. Further, WAKM has advised us that it was able to perform such audit procedures as it deemed necessary to issue its 2009 audit report on our 2009 financial statements and received cooperation from BMSS in making inquiries and reviewing work papers associated with BMSS's audit of our 2008 financial statements.

A copy of our full response to the referenced comment letter is attached to this letter for your reference. As set forth in our response, we proposed to amend the 2009 Form 10-K to include an exact copy of the BMSS 2008 audit report as included in the Form 10-K for the year ended December 31, 2008, together with the financial statements and schedules referenced therein. The copy of the BMSS 2008 audit report was to bear its original date and a legend that the report has not been reissued.

In support of our proposal, we relied on the language in Rule 2-05 of Regulation S-X which requires only that a copy of the report of the other auditor referenced by the principal accountant be filed with the report on the examination by the principal accountant. We understand from our discussions with the staff that the staff interprets Rule 2-05 to require that the referenced report must comply with Rule 2-02 of Regulation S-X in order to be filed and that compliance with Rule 2-02 of Regulation S-X will require that BMSS reissue its 2008 audit report.

At December 31, 2009, and currently, we qualify as a "smaller reporting company" as defined in Rule 12b-2. Under Item 8(b) of Form 10-K, a smaller reporting company may elect to provide the information required by Article 8 of Regulation S-X. Rule 8-02 of Regulation S-X requires audited financial statements for the two most recent fiscal years. Note 5 of the Preliminary Notes to Article 8 (as set forth in Rule 8-01 of Regulation S-X) provides that the Commission, where consistent with the protection of investors, may permit the omission of one or more of the financial statements or the substitution of other appropriate statements of comparable character.

WAKM's 2009 Report, which was included in our 2009 Form 10-K, expressed an opinion only as to our financial statements for the year ended December 31, 2009. The 2009 Form 10-K also included our balance sheet at December 31, 2008, and statements of income, cash flows and changes in stockholder equity for the year then ended. WAKM's 2009 audit report expressed no opinion as to our 2008 financial statements but made reference to the audit of our 2008 financial statements by BMSS. We understand that the staff has taken the position that the financial statements included in our 2009 Form 10-K do not comply with Article 8 of Regulation S-X because BMSS has not reissued its 2008 audit report on our 2008 financial statements nor has a BMSS reissued 2008 audit report been filed in the 2009 Form 10-K as required by Rule 2-05 of Regulation S-X.

Request for Relief

We respectfully request that your office grant a waiver of Rule 2-05 of Regulation S-X as it relates to the financial statements required in our 2009 Form 10-K under Article 8 of Regulation S-X. We believe our request for a waiver is consistent with the protection of investors for the following reasons:

- We timely filed audited financial statements for the year ended December 31, 2008, in our Annual Report on Form 10-K for the year then ended. The Form 10-K included the report of BMSS, dated March 27, 2009, which expressed its unqualified opinion on such financial statements in accordance with the requirements of Rule 2-02 of Regulation S-X.

- We timely filed audited financial statements for the year ended December 31, 2009, in our 2009 Form 10-K. The 2009 Form 10-K included the report of WAKM, dated March 26, 2010, which expressed its unqualified opinion on our 2009 financial statements in accordance with the requirements of Rule 2-02 of Regulation S-X. The 2009 Form 10-K also included our 2008 financial statements which were consistent with the audited financial statements filed in our 2008 Form 10-K and included no significant reclassifications or restatements to the financial statements previously audited by BMSS.

- We have requested BMSS reissue its audit report on our 2008 financial statements. BMSS has refused because it believes it is no longer independent due to circumstances that occurred after it issued its report on our 2008 financial statements.

- The financial statements to be included in our Annual Report on Form 10-K for the year ended December 31, 2010, when filed with the Commission on or before March 31, 2011, will comply in all respects with Article 8 of Regulation S-X. WAKM has been engaged to audit our 2010 and 2009 financial statements to be included therein.

- If the waiver is not granted, we will be required to engage our current auditor, WAKM, to audit our 2008 financial statements in order to meet the requirements of Article 8 of Regulation S-X in our 2009 Form 10-K. WAKM believes that it can perform an audit of our 2008 financial statements but it will be expensive and the audit will likely not be completed until our 2010 Form 10-K is filed. Therefore, we believe that a current audit of our 2008 financial statements would be detrimental and create an undue hardship to our shareholders and staff, and would not provide a corresponding benefit to investors because (i) our audited 2008 financial statements are currently, and have continuously been, available to investors since they were first required to be filed (ii) the information reported in the 2008 financial statements has not changed, and (iii) we will likely be in compliance with our current financial reporting requirements before the current audit of our 2008 financial statements can be completed.

- We have no effective registration statements under the Securities Act of 1933 that incorporate by reference the information included in our reports filed under the Securities Exchange Act of 1934. Therefore, no consent of BMSS is required to be filed with the Commission under Section 7 of the Securities Act or Rule 436 promulgated thereunder.

We do not anticipate filing a registration statement before our Exchange Act reports are in compliance with Regulation S-X.

We trust you will find our request for a waiver to be in order and consistent with your requirements. If you require any additional information or have comments or questions with regard to our request, please contact the undersigned at the above address or by telephone at (334) 897-2273, Ext. 241, or by facsimile at (888) 227-9693.

The National Security Group, Inc.

By:

Brian R. McLeod
Chief Financial Officer